Exhibit 99.2

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three and six months ended June 30, 2011 and 2010

General

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company, including the notes thereto, for the three and six months ended June 30, 2011 and 2010 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, and the annual MD&A for the year ended December 31, 2010.  This MD&A has taken into account information available up to and including August 9, 2011. All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A and elsewhere with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

Highlights

•             Cash earnings from mine operations* of $2.6 million or $0.01 per common share during second quarter. First half cash earnings from mine operations* of $14.0 million* or $0.04* per common share.

•             Net loss in the second quarter 2011 of $2.5 million or $0.01 per share. Net loss for first half of 2011 of $0.2 million or $0.00 per common share.

•             Gold sales during second quarter 2011 of 18,988 ounces at average price of US$1,510 per ounce. First half 2011 gold sales of 52,942 ounces at average price of US$1,431 per ounce.

•             Cash operating costs from Timmins Mine totaling $122* per tonne or US$1,187* per ounce in second quarter 2011 ($97 per tonne or US$819* per ounce during the first half year of commercial operation).

•             Project and exploration spending in first half of 2011 of $48.2 million (excluding $1.1 million for mill expansion) and $15.3 million, respectively, in line with expectations.

•             $60.5 million of cash at June 30, 2011, US$50 million undrawn credit facility.

•             Total gold poured during the second quarter of 2011 of 17,421 ounces (43,321 ounces in first half). Processed gold of 17,615 ounces in the second quarter and 39,942 ounces in the first six months of 2011.

•            Second Half 2011 Outlook:

•             Production target of 42,000 to 57,000 ounces poured from all sources (85,000 to 100,000 ounces estimated for full year)

•             Exploration spending estimated at $15 million, project spending at $27 million (target 2011 exploration spending of $30 million, project spending of $75 million)

•             $30 to $35 million to be invested during 2001 in mill expansion project

* Denotes a non-GAAP measure. See “Non-GAAP measures” on page 13 of this MD&A

OVERVIEW

Gold Sales

52,942 ounces sold in first half 2011 for total proceeds of $74.3 million

Gold sales totaled 18,988 ounces for the second quarter of 2011, and 52,942 ounces for the first six months of the year. For the second quarter total proceeds from gold sales were $27.7 million reflecting an average realized gold price of US$1,510 ($1,461) per ounce. Total proceeds from gold sales in the first six months of the year were $74.3 million with an average realized gold price of US$1,431 ($1,403) per ounce. Of gold sales, 8,778 ounces during the second quarter and 35,371 ounces during the first half of 2011 related to Timmins Mine which is in commercial production. Of gold sales from Timmins Mine in the first half of the year, 11,958 ounces related to bullion inventory at the beginning of 2011 that is not recorded as commercial sales (recorded as pre-production revenue and reducing the carrying value of the Timmins Mine).

Gold Production

Second quarter production below expected levels; Issues related to backfilling at Timmins Mine resolved; Company well positioned for strong second half of 2011,

Gold poured during the second quarter and first half of 2011 totalled 17,421 ounces and 43,321 ounces, respectively. During the second quarter of 2011, a total of 162,974 tonnes at an average grade of 3.55 grams per tonne were processed for 17,615 ounces of recovered gold. For the first six months of the year, 311,358 tonnes were processed at an average grade of 4.16 grams per tonne.

Timmins Mine — Production of 9,627 ounces during the second quarter of 2011 was lower than expected due to a delay in commencing production in the higher grade UM1 Zone. This was largely caused by development and backfill delays, which lead to the advancement of lower grade sources earlier than anticipated.

Bell Creek — A total of 5,666 ounces were processed from advanced exploration work during the second quarter of 2011, mainly related to mining activity in the west portion of the North A Main Zone as well as some processing of low-grade stockpiles.

Thunder Creek — 2,323 ounces were processed from the advanced exploration program at Thunder Creek during the second quarter of 2011 mainly related to sill development on the 280, 300 and 730 levels and a test stope bulk sample on the 315 Level.

Mill Throughput — Mill throughput averaged 1,790 tonnes per day during the second quarter and 1,720 tonnes per day during the first six months of the year. The Company expects to continue to improve the reliability of the mill circuit and is targeting throughput levels in line with the current 2,000 tonnes per day capacity over the final six months of 2011.

Development and Underground Infrastructure

Significant progress in support of future strong production performance

Recent progress has included:

•                  Completing significant development in support of changes to our stope planning and design at Timmins Mine, to support shorter back fill cycles, better ground control and less dilution

•                  Connecting a ramp at Timmins Mine from 470 Level to 670 Level, to be driven to the 730 Level where we will drive a second heading into the UM1 Zone

•                  Establishing the primary ventilation system at Thunder Creek with plans to commence a 25,000 tonne test bulk smaple stope on the 730 Level

•                  Completing extensive drilling and development at Thunder Creek as we advance work on an initial National Instrument (“NI”) 43-101 resource, to be released during the fourth quarter, and

•                  Ramping to the 450 Level at Bell Creek and exposing the upper portion of the North A “Deep” Zone, with a bulk sample to be taken from his Zone later in the year.

Cash Operating Costs

Second quarter 2011 cash costs include considerable development work supporting third and fourth quarter production

For the second quarter of 2011, cash operating costs at Timmins Mine were $122 per tonne or US$1,187 per ounce, significantly higher than the first quarter level of US$586 per ounce and higher than expected. Cash operating costs per ounce in the second quarter were adversely affected by lower than anticipated production levels due to changes in mine sequencing as delays in commencing mining in the higher grade UM1 Zone lead to the advancement of lower grade sources of ore earlier than anticipated, as well as by the completion of considerable development and silling work in support of planned mining in the UM1 Zone. The benefit of this development work will be realized in the second half of the year.

Drilling Program

Initial NI 43-101 resources at Vogel and Marlhill announced in May; Company on track for initial resource at Thunder Creek in fourth quarter and to update existing NI 43-101 resources early in 2012, 115,000 metres of drilling completed in first half of 2011.

Marlhill and Vogel — On May 2, 2011, the Company announced an initial resource for the Marlhill and Vogel properties, including 2,614,000 tonnes of both open pit and underground resources at an average grade of 2.17 grams per tonne for 182,400 ounces in the indicated category and 1,459,000 tonnes at 3.60 grams per tonne for 168,800 ounces of inferred resources. These new resources brought total NI 43-101 resources at the Bell Creek Complex to 433,600 ounces of measured and indicated resources and 1,361,700 ounces of inferred resources.

Thunder Creek — Extensive underground and surface drilling and development was completed at Thunder Creek during the first half of 2011 in support of efforts to establish an initial NI 43-101 resource report during the fourth quarter of the year and to pursue expansion of the Thunder Creek deposit along the TC-144 trend towards the 144 property. Subsequent to quarter end, the Company announced drilling results which confirmed and extended mineralization above and below the 730 Level, extended the strike length of the mineralization on the 730 Level by 25 metres to a minimum length of approximately 200 metres and included the discovery of a possible new zone 500 metres to the southwest of Thunder Creek towards 144.

NI 43-101 Resource Updates — In addition to the initial NI 43-101 resource planned for Thunder Creek later in 2011, the Company is conducting drilling at Timmins Mine, Bell Creek and Gold River Trend in order to update the existing NI 43-101 resources (and for Timmins Mine reserves) by early in 2012.

Expenditures

Spending on track in first half of 2011

Project spending for the first half of the year was $48.2 million (excluding $1.1 million for mill expansion), in line with expectations and largely reflecting the weighting of planned development and infrastructure work at Thunder Creek, Timmins Mine and Bell Creek to the first half of the year. Exploration spending during the first half 2011 totaled $15.3 million ($9.1 million during second quarter). As at August 9, 2011, the Company had 27 drills active on its properties in Timmins.

Cash resources

$60.5 million in cash, undrawn US$50 million credit facility

The Company had $60.1 million of cash at June 30, 2011 as well as access to an undrawn US$50 million revolving credit facility with UniCredit Bank AG (executed on February 28, 2011). During the first half of 2011, $74.3 million was received from the sale of 52,942 ounces of gold and $5.2 million was received from the issuance of 944,281 flow-through shares.

Acquisitions

Fenn-Gib agreement provides potential for large-tonnage, open-pit mining operation

On May 5, 2011, the Company announced an agreement with Barrick Gold Corporation (“Barrick”) to acquire the Fenn-Gib and Guibord Main properties (collectively known as the “Fenn-Gib Project”). The Fenn-Gib Project has exploration potential estimated at 2 to 3 million ounces (see the press release of May 5, 2011, for an explanation of the calculation of exploration potential), and provides an opportunity to add resources with limited additional work.  Longer term, it provides an opportunity to add a large-tonnage, open-pit mining operation to the Company’s portfolio of assets. Total consideration is 14.9 million common shares of the Company. Barrick will receive approximately 14.4 million shares (representing a 3.6% interest in the Company). The closing of the transaction is subject to certain conditions being met, including the approval of the transfer by the Ontario Ministry of Northern Development, Mines and Forestry, and there being no material adverse changes in the Company’s business prior to closing.  The Company expects the transaction to close towards the end of the third quarter.

OUTLOOK

On July 19, 2011, the Company announced the results of a detailed production reforecast for the full year 2011 which included a revised production target for the year of 85,000 to 100,000 ounces of gold poured from all sources compared to the previous target of 125,000 ounces.  Key components of the reforecast contributing to the revision in production outlook were changes in mine sequencing reflecting changes in stope planning and design in the high-grade Ultramafic (“UM1”) Zone of Timmins Mine, which will result in approximately 130,000 tonnes of ore from the UM1 planned for mining in 2011 being shifted to early 2012, and the impact of a broader distribution of mineralization. Material for processing over the balance of the year will come from commercial production at Timmins Mine as well as from ongoing advanced exploration work at Thunder Creek and Bell Creek, with priority being given to processing material from Timmins Mine.

The Company’s exploration spending in 2011 is estimated at $30.0 million, of which $15.3 million was incurred during the first half of 2011. Surface drilling during the year is focusing on Bell Creek, Thunder Creek, 144 and the Gold River Trend, with continued significant underground drilling at Thunder Creek, Timmins Mine and Bell Creek. During 2011, the Company expects to announce an initial NI 43-101 resource at Thunder Creek, with updated and expanded NI 43-101 resources for Gold River Trend, Timmins Mine and Bell Creek anticipated by early 2012. Pending the completion of the transaction to acquire the Fenn-Gib Project from Barrick, the Company also expects to release an initial resource for the Fenn-Gib Project over the next year. In addition to resource drilling, significant drilling is planned to explore for extensions to mineralization along strike and to depth at a number of properties and for new discoveries, with Thunder Creek, Timmins Mine, 144 and Gold River Trend representing high-priority targets for the year.

Capital expenditures for 2011 are projected at approximately $75 million, of which $48.2 million was incurred during the first six months of the year. In addition to the $75 million discussed above, on August 9, 2011, the Company’s Board of Directors approved the first phase of a project to expand the Bell Creek Mill to a capacity of 3,000 tonnes per day. The cost of the expansion is estimated at approximately $80 million, with $30 to $35 million to be incurred in 2011 (bringing total estimated project spending for the year to $105 to $110 million). Completion of the expansion is targeted for the second half of 2012.  The Company is also contemplating a phase 2 expansion of the mill, to a capacity of 5,500 tonnes per day, which will be considered following the completion of mining studies for both Thunder Creek and Bell Creek Mine. The Phase 2 expansion is estimated to cost $40 to $50 million and take less time than the Phase 1 expansion.

Based on the cash balance of $60.5 million at June 30, 2011 and anticipated proceeds from the sale of gold production, the Company expects to have sufficient cash resources to cover its operations over the next year. In addition, the Company has access to an undrawn US$50 million revolving credit facility.

GOLD PRODUCTION, SALES AND REVENUE — THREE AND SIX MONTHS ENDED JUNE 30, 2011

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Revenues
Realized gold price ($’s)	$1,461	$1,250	$1,403	$1,209
Gold production (ounces)	17,614	4,251	39,942	6,405
Gold sales (ounces)	18,988	4,212	52,942	7,629
Gold sales ($’000)	$27,740	$5,264	$74,299	$9,220
Less gold sales capitalized to mining properties	(14,898)	(5,264)	(41,589)	(9,220)
Revenues reported in the statement of earnings	$12,843	$0	$32,710	$0

Gold sales during the first half of 2011 totaled 52,942 ounces with 23,413 ounces relating to commercial production from the Timmins Mine. An additional 11,958 ounces of gold sales in the first half of 2011 related to bullion inventory at the beginning of the year that is not recorded as commercial sales. The average realized gold price in the first half of 2011 was US$1,431 per ounce (or $1,403 per ounce) for total sales proceeds of $74.3 million. Sales proceeds from gold produced in the Timmins Mine before January 1, 2011 (date of commercial production) are recorded as pre-production revenue. Sales proceeds from Bell Creek Mine and Thunder Creek are recorded as pre-production revenues since the projects are not in commercial production.

REVIEW OF OPERATION

Processing Facility

During the first half of 2011, spending at the Bell Creek Mill totalled $1.1 million mainly representing expenditures for mill expansion.

The mill processed a total of 311,358 tonnes at an average grade of 4.16 grams per tonne during the first half of 2011.  A total of 39,942 ounces at a recovery rate of 96.08% were achieved during the first half of 2011. Mill throughput averaged 1,720 tonnes per day during the first half of 2011. Average mill throughput during the first half of 2011 was below target levels as optimization and adjustments to the circuit continued to be made following the expansion of the Mill to a capacity of 2,000 tonnes per day late in 2010. A number of issues have been addressed in the Mill to more effectively manage the flow of material through the circuit with improvements in average throughput being realized in the latter part of the second quarter. As the year progresses, management expects to continue to improve the reliability of the mill circuit and believes that an opportunity exists to increase throughput in excess of 2,000 tonnes per day.

On August 9, 2011, the Company’s Board of Directors approved a capital project for the expansion of the Bell Creek Mill to a capacity of 3,000 tonnes per day, with completion targeted for the second half of 2012. The total cost of the project is estimated at approximately $80 million, with approximately $30 to $35 million to be spent in 2011 and the remainder in 2012. The scope of the expansion project facilitates the potential to rapidly expand again during a contemplated Phase 2 to a capacity of 5,500 tonnes per day.  A decision regarding Phase 2 will be made in 2012 pending the results of mining studies currently underway for the Thunder Creek and Bell Creek Mine projects.  Given that the front end of the mill, including the receiving facilities, and the crushing and grinding circuit, will be expanded as part of the first phase of expansion to support a capacity of 5,500 tonnes per day, the Phase 2 expansion is projected to cost significantly less than Phase 1, with costs estimated at $40 to $50 million (for a combined cost of Phase 1 and Phase 2 to reach 5,500 tonnes per day of $120 to $130 million).

As part of the first phase of expansion, the Company made an early acquisition of a SAG mill in July for $9.5 million. This long lead-time item, when combined with the existing grinding capacity, will support a production rate of 5,500 tonnes per day.

Timmins Deposit

The Company’s Timmins Mine is in commercial production effective January 1, 2011 with all production before this date is recorded as pre-production revenue. During the first half of 2011, the Company produced (recovered at the Mill) 20,578 ounces from its Timmins Mine (168,814 tonnes at an average grade of 3.92 grams per tonne); during the second quarter of 2011, the Company produced 9,628 ounces from its Timmins Mine (93,084 tonnes at an average grade of 3.36 grams per tonne). During the first half of 2011, the Company sold 35,371 ounces (23,413 commercially produced ounces at an average cash cost of US$819 per ounce, with the remainder relating to bullion inventory at the beginning of 2011 that is not recorded as commercials sales).   Total gold revenues during the first half of 2011 were $32.7 million (12.8 million in the second quarter). The difference between commercial ounces sold and ounces recovered at the Mill during the first half of 2011 represents gold in circuit inventory at December 31, 2010.

Production during the second quarter of 2011 at Timmins Mine was negatively affected by a delay in commencing production in the high-grade UM1 Zone largely caused by development and backfill delays, and resulted in the advancement of lower grade ore sources earlier than anticipated. This delay shifted planned mining in the UM1 Zone initially to near the end of the second quarter and then into the second half of the year, with mining resuming near end of July. The delay in resuming mining in the UM1 Zone and the resulting increased mining of lower-grade areas lead to a lower average grade at Timmins Mine in the second quarter compared to the first quarter of the year.

During the first half of 2011, the Company incurred $23.3 million of expenditures at the Timmins Mine, including advanced exploration, ramp development and exploration drilling expenditures (or $22.1 million net of $1.2 million of exploration expenditures).

Underground capital development, totaling 1,170 metres, was achieved during the second quarter and encompassed the excavation of ramps, sublevels and raises. The majority of the metres (1,110 metres) were excavated in the lower mine and were comprised of the ramp development towards the UM1 (above the 610 metre level), excavation of major infrastructure (i.e. underground shop, pump station, exploration drifts, accesses to ventilation raises and passes, etc.) and development of the four metre diameter raise for the permanent ventilation system at Timmins Mine.

In addition to the costs incurred to complete the underground capital development, expenditures in the second quarter also included the installation of a waste pass rockbreaker, the construction of the 650 Level pump station and the backfill system, improvements to the ammonia treatment plant and the purchase of underground mobile equipment.

As of August 9, 2011, the ramp from surface had advanced to below the 290 metre level. The ramp connection between the 525 metre level and 650 metre level was achieved on July 19, 2011. The ramp in the lower mine is currently connected from the 470 metre level to the 670 metre level.

Approximately 20,000 metres of underground drilling was completed at Timmins Mine during the first six months of 2011. During the second quarter, underground drilling successfully intersected high-grade mineralization above the first block mined within the UM1 Zone between the 610 and 650 levels. Drilling from the 525 Level extended the high-grade mineralization above the 610 Level by at least 75 metres and included intersections such as 21.67 grams per tonne over 14.10 metres, 7.75 grams per tonne over 27.60 metres, 11.53 grams per tonne over 14.45 metres and 6.27 grams per tonne over 30.00 metres.

Thunder Creek

The Thunder Creek deposit is being developed as a single project and using the same infrastructure as the adjacent Timmins Mine. The Thunder Creek advanced exploration program, which commenced in November 2009, involved drifting across to high-grade mineralization at Thunder Creek from the 200 and 650 levels of the Timmins Mine to facilitate development on the mineralization and to support an underground drilling program. Both drifts were completed during 2010.

During the first half of 2011, the Company incurred $16.8 million of expenditures at Thunder Creek, of which $13.8 million related to advanced exploration and $2.9 million to exploration.

During the second quarter of 2011, 1,270 metres of underground capital development was completed at Thunder Creek. Work during the second quarter focused on completing a major portion of the exploration drifts on the 260 Level, 680 Level and 710 Level in order to commence an extensive diamond drilling program at Thunder Creek and delineate the ore body. In addition, development of a four metre diameter raise for the permanent ventilation system at Thunder Creek was completed as of the end of the second quarter.

The Company processed 5,064 ounces of gold from advanced exploration and pre-production activities at Thunder Creek during the first half of 2011. During the second quarter, a total of 2,323 ounces was processed from Thunder Creek, mainly related to sill development on the 280, 300 and 730 levels and a test stope on the 315 Level.

During the first six months of 2011 a total of 33,000 metres of underground and surface drilling was completed at Thunder Creek, largely in support of the Company’s efforts to establish an initial NI 43-101 resource before the end of the year. The most recent drilling results were released on July 26, 2011 and included the extension of mineralization above and below the 730 Level, with intersections including 7.57 grams per tonne over 108.80 metres, 7.01 grams per tonne over 112.70 metres and 4.70 grams per tonne over 145.70 metres. Underground drilling near the tip of the Porphyry Zone on the 730 Level extended the mineralization by a minimum of 25 metres, while surface drilling confirmed mineralization between the 700 and 630 metre levels and provided evidence of a potential new zone approximately 500 metres to the southwest along the TC-144 trend.

Bell Creek Mine

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings.

The Company’s spending at the Bell Creek property and contiguous Vogel, Schumacher and Marlhill properties (Bell Creek Complex) during the first half of 2011 totaled $16.9 million of which $12.3 million related to the Bell Creek advanced exploration program and $4.6 million to exploration.

The Company generated $18.7 million of pre-production revenue from the sale of 13,158 ounces from the Bell Creek Mine advanced exploration program during the first half of 2011. During the same period, 99,670 tonnes of pre-production material was milled at an average grade of 4.72 grams per tonne producing 14,300 ounces.

For the second quarter of 2011, 51,045 tonnes of pre-production material was milled at an average grade of 3.60 grams per tonne. Material milled from Bell Creek during the second quarter mainly related to advanced exploration in the western portion of the North A Main Zone, where grades tend to be somewhat lower than on the east side of the Zone, as well as some processing of low grade stockpiles from Bell Creek during the quarter.

The main ramp at Bell Creek reached the 450 metre level during the second quarter of 2011.  A total of 490 metres of development was completed in the ramp resulting in total vertical advance of 30 metres during the quarter.  Reaching the 450 Level horizon also exposed the top part of the North A Deep mineralization; the new deep discovery at Bell Creek.  A definition diamond drilling program for the top 100 metres of the North A Deep was also initiated in the second quarter, with results to be received later in the year.  Development on the top portion of the mineralization on the 420 and 430 Levels will proceed as part of a bulk sample planned for this horizon during the second half of the year. In addition, development to access the North A East mineralization was completed during the second quarter of 2011 on the 300, 320, and 330 metre levels.  Advanced exploration of the North A East will largely be completed over the balance of 2011.

The Company released an initial NI 43-101 resource for Bell Creek Mine in December 2010, including 251,200 ounces (1,790,000 tonnes grading 4.36 grams per tonne) in the measured and indicated categories and 1,192,900 ounces (8,427,000 tonnes grading 4.40) in the inferred category. During the first six months of 2011, a total of 28,000 metres was drilled from surface and underground. The 2011 drill program at Bell Creek is principally focused on completing the drilling required to extend the resource to depth and to convert existing inferred resources to the measured and indicated categories and to convert resources into reserves. An update to the resource is targeted for early 2012.

REVIEW OF EXPLORATION ACTIVITIES

The Company’s business strategy is largely driven by the acquisition, aggressive exploration and eventual development and operation of quality assets, to date largely based in the Timmins Gold Camp. Successful exploration has been critical for the progress achieved to date and will continue to drive the Company’s growth going forward.

During the first half of 2011, the Company completed approximately 115,000 metres of drilling and incurred total exploration expenditures of $15.3 million. Of these expenditures, $4.1 million was incurred at the Timmins Mine ($1.2 million related to the Timmins deposit and $2.9 million to Thunder Creek), $4.6 million at the Bell Creek Complex, $2.5 million at the Thorne property (Gold River Trend), $1.9 million at the 144 property, $0.6 million on the Company’s Mexico properties and the remainder at other projects.

As of August 9, 2011, the Company had 27 drills active on its properties, including 15 drills at Timmins Mine (3 underground drills and 1 surface relating to the Timmins deposit and 7 underground drills and 4 surface drills related to Thunder Creek), 3 surface drills at the Gold River Trend, 1 surface drills at the 144 property and 5 surface and 2 underground drills at the Bell Creek Complex. The Company was also managing 1 surface drill at the RT Minerals Corp./Adventure Gold Inc. (“RTM/AGE”) option property, on behalf of RT Minerals Corp.

In addition to drilling results from Timmins Mine, Thunder Creek and Bell Creek Mine, which are discussed under Review of Operations, progress was also made at a number of the Company’s targets in the first half of 2011. This progress is summarized below.

Marlhill and Vogel — On May 2, 2011, Company announced initial resources for the Marlhill and Vogel properties, both part of the Bell Creek Complex and located in close proximity to the Bell Creek Mine infrastructure. The combined resources included 2,614,000 tonnes of both open pit and underground ore at an average grade of 2.17 grams per tonne for 182,400 ounces in the indicated category and 1,459,000 tonnes at 3.60 grams per tonne for 168,800 ounces of inferred resources. These resources bring total NI 43-101 resources at the Bell Creek Complex to 433,600 ounces of measured and indicated resources and 1,361,700 ounces of inferred resources. One drill rig is currently active at the Marlhill property.

144 — The 144 property is adjacent to and southwest of Thunder Creek. Surface drilling commenced late in 2010. On February 28, 2011, the Company announced that, with the first 12 holes (6,232 metres) drilled at the 144 property, it had discovered a significant new gold zone with strong similarities to the Thunder Creek Rusk and Porphyry zones and with multiple occurrences of visible gold. Gold values were intersected within 200 metres of surface that compare favourably to Thunder Creek mineralization at similar shallow depths. Among initial intercepts were 2.41 grams per tonne over 19.00 metres and 4.96 grams per tonne over 5.40 metres. There are currently 4 drills active on the 144 property.

Gold River Trend — Drilling commenced in 2010 and is being conducted currently with three surface drills. The program is designed to test the Gold River Trend, an east — west trending mineralized deformation and alteration zone, traced for over 2.5 kilometres, located on the south side of the Timmins West sedimentary basin. Results released in January 2011 highlighted the potential for shallow high-grade resources amenable to open-pit and/or shallow underground mining.

RTM/AGE Option Property — On July 13, 2010 the Company commenced a drill program at the optioned property held by RT Minerals Corp. (“RTM”) and Adventure Gold Inc. (“AGE”) (the “RTM/AGE Property”), located immediately to the west of and contiguous to the Timmins deposit. Lake Shore Gold is managing the first phase of an Option Agreement between RTM/AGE and the Company, that will allow RTM the right to earn up to a 50 percent interest in the property.  Lake Shore Gold can earn a 50% interest in RTM’s interest and a direct interest in the property under certain conditions bringing its potential ownership in the joint venture to 32.5%.

The drill program is designed to test the downplunge extension of mineralized zones at the Timmins and Thunder Creek deposits at a vertical depth of 2,400 metres below surface. As of August 9, 2011, the drill hole had extended to approximately 2,600 metres down hole. The level of difficulty in keeping the hole on target has increased as the drill advances, with the hole now expected to intersect the target area by the end of September 2011. A total of approximately 3,000 metres of drilling down hole is required to reach the target area.

During the second quarter of 2011, RTM, earned its initial 25% interest on the RTM/AGE Property; subsequently, the Company exercised its right to acquire 50% of RTM’s initial 25% interest in the property by paying to RTM $0.5 million.

FINANCIAL REVIEW

The results of operations for the three and six months ended June 30, 2011 and 2010 are shown below:

	Three months ended June 30,		Six months ended June 30,
(in $’000, except the per share amounts)	2011	2010	2011	2010
Revenue	$12,843	$0	$32,710	$0
Cash cost of sales*	(10,284)	—	(18,751)	—
Cash earnings from operations*	$2,559	$0	$13,959	$0
Depreciation, depletion and share based payments	(4,519)	—	(9,882)	—
Loss (earnings) from mine operations	$(1,960)	$0	$4,077	$0
Expenses
General and administrative	(3,770)	(2,980)	(8,588)	(5,303)
Exploration	(1,370)	(1,838)	(3,095)	(3,164)
Gain on sale of mining interests	5,050	4,055	5,050	4,055
Share of (loss) gain of investments in associates	(562)	(24)	790	(299)
Earnings (loss) from operations	$(2,612)	$(787)	$(1,766)	$(4,711)

Finance income (net)	338	972	1,487	1,734
Earnings (loss) before taxes	$(2,274)	$185	$(279)	$(2,977)
Deferred tax (provision) recovery	(204)	(72)	33	(144)
Net (loss) earnings	$(2,478)	$113	$(246)	$(3,121)
Net earnings (loss) per share - basic and diluted	$(0.01)	$0.00	$(0.00)	$0.01

* Non-GAAP measure. See “Non-GAAP measures” on page17 of this MD&A

Net loss for the three and six months ended June 30, 2011 totalled $2.5 million and $0.2 million, respectively (or $0.01 and $0.0 per share, respectively), compared to net earnings of $0.1 million for the second quarter of 2010 (or $0.0 per share) and a net loss of $3.1 million (or $0.01 per share) for the six months ended June 30, 2010. Cash earnings from operations were $2.6 million and $14.0 million, respectively. There were no revenues and cash earnings from mining operations in 2010 as the Timmins Mine was in the advanced exploration stage and all gold sales were reported as pre-production revenues (reducing mining property balances).

General and administrative expenses for the three and six months ended June 30, 2011, respectively, increased by $0.5 million and $2.3 million compared to the same periods in 2010 (net of increase in share-based payments expense of $0.3 million and $1.0 million respectively) due to the Company’s growth and the associated increase in corporate activities, employee costs, corporate social responsibility, work related to the Company’s AMEX listing, restructuring costs and other payroll related expenditures, and corporate development activities. Share-based payments increased in the second quarter and first half of 2011 mainly due to options granted late in 2010 reflecting the increase in number of employees later in that year.

Exploration expenses in the three and six months ended June 30, 2011, decreased by $0.5 million and a nominal amount, respectively compared to the same period in 2010. The decrease in the second quarter is due to less work on green field exploration projects in the second quarter of 2011 compared to same period in 2010.

In the second quarter of 2011, the Company recorded a gain of $5.1 million on the sale of a non core property to Golden Share Mining Corporation on June 29, 2011; the gain in the second quarter of 2010 relates to the sale of the Company’s 50% interest in the Ti-paa-kaa-haaning property to Northern Superior Resources Inc (“Northern Superior”).

Share of (loss) gain of investments in associates represents the Company’s proportionate share of the (losses) income of its equity investments (investments in Northern Superior and RTM) and dilution gain or losses for the periods. The Company acquired its first significant interest in Northern Superior in the second quarter of 2010.

Net finance income decreased by $0.6 million and $0.2 million, respectively for the three and six months ended June 30, 2011 compared to same periods in 2011, due to lower premiums on flow through financings recognized (less flow through expenditures to be incurred in 2011 compared to same period in 2010) and higher finance expense in 2011 compared to 2010 mainly due to interest in the UniCredit debt incurred in 2011 (none in 2010)..

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS (quarters ended March 31 and June 30, 2011 and the four quarters of the year ended December 31, 2010) and Canadian generally accepted accounting principles for quarters previous to January 1, 2010 and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010
Revenue	$12,843	$19,867	$0	$0
(Loss) earnings from mine operations	$(1,960)	$6,037	$0	$0
Finance income (expense), net	$338	$1,149	$(2,716)	$2,787
Net (loss) earnings	$(2,478)	$2,233	$(3,271)	$(1,888)
Net earnings (loss) per share* - basic and diluted	$(0.01)	$0.01	$(0.01)	$(0.01)

Fiscal quarter ended	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009
Finance income, net	$972	$763	$169	$56
Net earnings (loss)	$113	$(3,233)	$7,201	$(1,886)
Net earnings (loss) per share* - basic and diluted	$0.00	$(0.01)	$0.01	$(0.01)

The Company did not generate any revenue previous to December 31, 2010; earnings from mine operations in the two quarters of 2011 include commercial production on its Timmins Mine project. The variances on net earnings for the four quarters of 2010 are due to gain on sale of mining interests in the second and fourth quarter, variations on share based payment expense and finance income (net) and the fluctuation on the value of its warrant investments.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company commenced commercial production on its Timmins Mine effective January 1, 2011, prior to which it generated only pre-production revenues. In the first half of 2011, the Company generated revenues of $32.7 million and pre-production revenues of $16.6 million from the Timmins Mine (first half of 2010, pre-production revenues of $9.2 million). The Company also generated pre-production revenue of $18.7 million in the first half of 2011 from the Bell Creek Mine ($Nil in same period in 2010) and pre-production revenue of $6.4 million from the Thunder creek deposit ($Nil in same period in 2010). In March 2011, the Company received gross proceeds of $5.2 million from a brokered flow through financing.

During the first half of 2011, the Company generated $8.8 million from operating activities (cash used in operating activities during the same period in 2010 totalled $7.6 million). Changes in non-cash working capital items, gain on sale of mining interest, depletion and depreciation, share of (loss) gain of investments in associate, finance income, deferred tax provision (recovery), and share-based payments expense make up the principal amounts that reconcile the consolidated statements of (loss) earnings to the consolidated statements of cash flows from operating activities.

The increase in advances and receivables at June 30, 2011 compared to December 31, 2010 ($11.3 million at June 30, 2011 compared to $5.6 million at December 31, 2010) is mainly due to $2.5 million of receivables from gold sales, an advance of $0.9 million for a SAG Mill (for the planned mill expansion) and $1.6 million of unamortized structuring fee for the UniCredit debt at June 30, 2011; the increase in accounts payable and accrued liabilities ($27.3 million at June 30, 2011, compared to $23.9 million at December 31, 2010) is mainly due to the timing of payments.

Net cash used in investing activities in the first half of 2011 totalled $42.4 million compared to $61.3 million in the same period in 2010. The decrease is mainly due to increased pre-production revenues in the first half of 2011 compared to same period in 2010. During the first half of 2011 the Company spent $5.4 million to increase its investment in Northern Superior ($0.5 million additional investments in associates in the first half of 2010).

On March 21, 2011, the Company completed a brokered financing deal and raised gross proceeds of $5.2 million from the issuance of 944,281 flow-through common shares (“flow through shares”). The underwriter received a cash commission equal to 5% of gross proceeds. The Company has until December 31, 2012, to spend the money raised by issuing flow-through shares on Canadian Exploration Expenditures (“CEE”).

OUTSTANDING SHARE CAPITAL

As at August 9, 2011, there were 384,484,656 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
2,771,284	$0.00-$0.99
3,171,568	$1.00-$1.99
510,250	$2.00-$2.99
9,606,000	$3.00-$3.99
2,270,500	$4.00-$5.00
18,329,602

WARRANTS:

	Number of
Date issued	warrants	Exercise price	Expiry date

March 17, 2010	438,000	$3.70	September 17, 2011
March 17, 2010	75,000	$4.75	September 17, 2011
	513,000

NON-GAAP MEASURES

The Company has included in this MD&A certain non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measure but do not have any standardized meaning, and are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Total cash costs per ounce of gold

The Company has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report. Lake Shore Gold reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. Total cash costs per gold ounce are derived from amounts included in the Condensed Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-base payment expenses and reclamation costs. The costs included in the calculation of total cash costs per ounce of gold are divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

The cash cost per ounces of gold is reconciled to the amounts included in the Condensed Consolidated Statements of Comprehensive Income as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Production costs ($’000)	$10,664	$0	$19,599	$0
Less share based payments ($’000)	(380)	—	(848)	—
Cash cost of sales ($’000)	$10,284	$0	$18,751	$0
Commercial production ounced sold	8,778	—	23,413	—
Cash costs per ounces of gold ($/ounce)	$1,172	$0	$801	$0

Cash costs per ounces of gold (US$/ounce)	$1,187	$0	$819	$0

Cash cost of sales

Total cash costs of sales are derived from amounts included in the Condensed Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration, but exclude depreciation, depletion, share-based payment expenses and reclamation costs.

Cash earnings from operations

Cash earnings from operations are determined by deducting cash cost of sales from revenues recognized in the period.

Cash earnings from operations per share

Cash earnings from operations per share are calculated by dividing the cash earnings from operations for the period to the weighted average number of common shares outstanding during the period.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the condensed consolidated financial statements.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company is currently evaluating the impact of the standards on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The

Company is currently evaluating the impact of the standards on its consolidated financial statements.

IAS 19, Employee benefits (amended standard)

The amended standard introduces various changes on accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the condensed consolidated financial statements.

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in these unaudited condensed interim consolidated financial statements have been impacted by management’s determination that its Timmins mine reached the operating levels intended by management on January 1, 2011.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company, LSG Holdings and West Timmins) the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican pesos.

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. No changes in the lives of plant and equipment for the first quarter of 2011 and 2010.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation as well as the determination of the timing of mine closure cost and impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

The assessment requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in these assumptions will affect the recoverable amount of the property, plant and equipment.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at balance date represents management’s best estimate of the present value of the future rehabilitation costs required.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS effective January 1, 2011. This is the Company’s first set of interim financial statements released under IFRS, and have been prepared in accordance with IAS 34, Interim Financial

Reporting and IFRS 1, First-time Adoption of International Financial Reporting Standards. Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010.

Below is a description of the phases to the IFRS conversion identified by the Company’s IFRS project team and their status:

•                  phase 1: review and assessment — completed;

•                  phase 2: design, which includes the evaluation of accounting policy alternatives and the investigation, development and documentation of solutions to resolve differences identified in phase 1, reflecting changes to existing accounting policies and practices, business processes, IT and internal controls - completed;

•                  phase 3: implementation — completed;

•                  phase 4: post implementation review — in progress.

Post implementation review involves a continuation of our monitoring of changes in IFRS by the International Accounting Standards Board (IASB) and related regulatory bodies. The IASB has proposed to issue a number of new IFRS standards throughout 2011 and beyond, which may or may not impact the Company. The Company’s IFRS project team is monitoring these proposed standards as part of Phase 4 of the IFRS transition project, and will make any adjustments necessary as and when new IFRS standards are released.

The Audit Committee holds Management responsible for the successful continued reporting of the Company’s financial statements under IFRS. The IFRS Project Team is expected to remain intact throughout 2011 and 2012 to ensure compliance with IFRS and a successful issuance of the first annual IFRS financial statements for the year ended December 31, 2011.

Company’s Elections under IFRS 1, First-time Adoption of International Financial Reporting Standards

IFRS 1, sets forth guidance for the initial adoption of IFRS. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected the following IFRS 1 exemptions:

a)            Share-based payment transaction

IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2, Share-Based Payments, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition. The Company has elected to apply IFRS 2 only to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

b)            Decommissioning liabilities (environmental rehabilitation)

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires re-measurement of the environmental rehabilitation provision at each period end to reflect changes due to changes in various assumptions. The Company elected using IFRS 1 exemption which allows to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision was accounted for in accordance with IFRIC 1 as at the transition date and thereafter.

c)             Borrowing costs

IFRS 1 permits an entity to apply the transitional provision of IAS 23 — Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards for projects with a commencement date of January 1, 2010 or later.

Transitional financial impact

Note 18 in the interim financial statements for the quarter ended March 31, 2011, provides detailed explanations of the key Canadian GAAP to IFRS differences for the Company on transition with the significant ones summarized below:

Mining assets

Similar to Canadian GAAP, IFRS allows the choice of capitalizing or expensing exploration costs. The Company’s policy under Canadian GAAP has been to capitalize all exploration expenditures.

IFRS only provides guidance up to the point that technical feasibility and commercial viability of extracting a resource is demonstrated: the exploration and evaluation phase.  Apart from the difference identified above, IFRS is in line with Canadian GAAP with respect to the accounting for this phase, but expenditures beyond this phase must be considered with the capitalization criteria for property, plant and equipment and/or intangible assets. The Company has concluded to expense all mineral exploration costs and start capitalizing future expenditures whenever certain criteria are met. The impact of the application of this policy decreased the Company’s mining interest balances as at January 1, June 30 and December 31, 2010, respectively, by $33.6 million, $31.5 million and $34.3 million (with a corresponding increase in deficit). The impact arising from the change for the three and six months ended June 30, 2010, respectively, is a decrease in exploration expenses of $1.9 million and $2.9 million. The impact arising from the change for the year ended December 31, 2010, is an increase in exploration expenses of $1.2 million.

Future income taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity, and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The impact of implementing IAS 12, Income Taxes as at January 1, 2010 resulted in the future tax balance to be reduced to $1.3 million, mining interests balances (mining assets and property, plant and equipment) to decrease by $166.2 million and smaller impact on other accounts. The impact arising from the change for the three and six months ended June 30, 2010 and year ended December 31, 2010, respectively, is a decrease in deferred income tax recovery of $1.0 million, $1.5 million and $1.4million.

Deferred flow through premium

IFRS requires that excess to market value upon issuance of flow through common shares be recorded in other income (deferred liability for flow through raised funds at time of issuance of flow through common shares and charged to income as the necessary expenditures to be renounced under flow through common shares agreement are spent). Under Canadian GAAP flow through raised funds are recorded to share capital. The impact of implementing IFRS requirement at January 1, June 30 and December 31, 2010 respectively was a reduction of share capital balance by $9.9 million, $13.4 million and $15.0 million with a corresponding reduction of deficit, partially offset by an increase in the liability accounts of $2.4 million, $4.2 million and $2.0 million, respectively, at January 1, June 30 and December 31, 2010.  The impact arising from the change for the three and six months ended June 30, 2010 and year ended December 31, 2010, respectively, is an increase in finance income of $0.8 million, $1.6 million and $5.5 million.

Business activities and key performance measures

The Company assessed the impact of transition to IFRS on business activities and key performance measures and found no significant impact.

Information technology systems

The IFRS transition project did not have a significant impact on our information technology systems for the convergence periods. We do not expect any significant changes in the post-convergence period either.

RELATED PARTY TRANSACTIONS

There were no related party transactions for the first six months of 2011 and same period in 2010.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2010.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. Based on this assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2010. There were no material changes in the internal controls over financial reporting during the first half of 2011, other than the Company implementing the necessary internal controls to reflect commercial production at its Timmins Mine effective January 1, 2011.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2010, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective. There were no material changes in the design and operation of disclosure controls and procedures during the first quarter of 2011.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private

Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. A total of three Quality Control samples consisting of 1 blank, 1 certified standard and 1 reject duplicate are inserted into groups of 20 drill core samples. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish. Select zones with visible gold are typically tested by pulp metallic analysis on some projects. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for diamond drilling projects at the Timmins deposit surface; Thunder Creek and Gold River Trend properties; Bell Creek Mine; and Casa Berardi optioned property are Jacques Samson, P.Geo., Stephen Conquer, P.Geo, and Keith Green,P.Geo, respectively. Dean Crick, P.Geo. is the QP for the Timmins deposit and Thunder Creek underground drilling projects, and Bob Kusins, P.Geo., is the QP for resource estimation at all of the Company’s properties. As QPs, Messrs. Samson, Conquer, Roberts, Crick, Green and Kusins have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A.  Messrs., Samson, Conquer, Kusins, Crick and Roberts are employees of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2010, its Annual Information Form for the year ended December 31, 2010, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.